PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.
CONTRACTUAL FEE WAIVER AGREEMENT
AGREEMENT made this 1st day of May, 2020 by and between Principal Variable Contracts Funds, Inc. (the “Fund”) and Principal Global Investors, LLC (the “Advisor”) (together, the “Parties”).
The Advisor has contractually agreed to limit the Fund’s expenses (excluding interest the Accounts incur in connection with investments they make) on certain share classes of certain of the Accounts. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each respective class on an annualized basis. The expenses borne by the Advisor are subject to reimbursement by the Funds through the Expiration Date, provided no reimbursement will be made if it would result in the Accounts’ exceeding the total operating expense limits. The operating expense limits are attached on Schedule A to this Agreement.
Further, the Advisor has contractually agreed to waive a portion of the management fee it receives from certain Accounts through the Date of Expiration. The waiver is expressed as a percentage of average daily net assets. The management fee waivers are attached as Schedule B to this Agreement.
The Agreement embodies the entire agreement of the Parties relating to the subject matter hereof. This Agreement supersedes all prior agreement and understandings, and all rights and obligations thereunder are hereby canceled and terminated. No amendment or modification of this Agreement will be valid or binding unless it is in writing by the Parties
IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first written above.

PRINCIPAL VARIABLE CONTRACTS FUNDS, INC.		PRINCIPAL GLOBAL INVESTORS, LLC

By:	/s/ Clint L. Woods	By:	/s/ Clint L. Woods
Name:	Clint L. Woods	Name:	Clint L. Woods
Title:	Vice President, Counsel, and Assistant Secretary	Title:	Vice President, Associate General Counsel, Governance Officer, and Assistant Corporate Secretary

By:	/s/ Beth C. Wilson	By:	/s/ Adam U. Shaikh
Name:	Beth C. Wilson	Name:	Adam U. Shaikh
Title:	Vice President and Secretary	Title:	Assistant General Counsel

SCHEDULE A

Series	Class 1	Class 2	Expiration
Diversified Balanced Managed Volatility Account	N/A	0.31%	April 30, 2021
International Emerging Markets Account	1.20%	N/A	April 30, 2021
LargeCap Growth I Account	0.69%	N/A	April 30, 2021
Principal LifeTime 2060 Account	0.10%	N/A	April 30, 2021

SCHEDULE B
Principal Global Investors, LLC ("Principal"), the investment advisor has contractually agreed to limit certain of the Accounts’ management fees. The expense limit will reduce the Account’s Management Fees by the amounts listed below:

Series	Waiver	Expiration
LargeCap Growth Account I	0.016%	April 30, 2021
Principal has contractually agreed to reduce Short-Term Income Account's expenses by 0.01% through the period ending April 30, 2021.

3